Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 7, 2017

Approach Resources Inc.

6500 West Freeway, Suite 800

Fort Worth, Texas 76116

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2016, of certain properties that Approach Resources Inc. (Approach) has represented that it owns. These properties are located in the State of Texas. This evaluation was completed on February 7, 2017. Approach has represented that these properties account for 100 percent on a net equivalent barrel basis of Approach’s net proved reserves as of December 31, 2016. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–l0(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Approach.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2016. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Approach after deducting all interests owned by others.

Values of proved reserves shown herein are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital and abandonment costs from the future gross revenue.  Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Approach personnel, from Approach files, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by IHS Global Inc.; Copyright 2016 IHS Global Inc. In the preparation of this report we have relied, without independent verification, upon such information furnished by Approach with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

DeGolyer and MacNaughton

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Approach, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

For the fields evaluated in this report, structure and isopach maps were prepared by Approach to delineate each reservoir. Electrical logs, radioactivity logs, seismic data, and other available data were used to prepare these maps. Parameters of area, porosity, and water saturation were estimated and applied by Approach to the isopach maps to obtain estimates of original oil in place (OOIP) or original gas in place (OGIP). These maps were reviewed in detail and found acceptable to use for the purpose of this report.

For developed producing wells whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated using decline-curve analysis. Reserves for producing wells whose performance was not yet established and for undeveloped locations were estimated using type curves. The parameters needed to develop these type curves such as initial decline rate, b factor, and final decline rate were based on nearby wells producing from the same reservoir and of similar completion for which more data were available.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Gas quantities estimated herein are expressed as fuel gas and sales gas. Fuel gas is that portion of the produced gas to be used in field operations. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after field separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at a pressure base of 14.65 pounds per square inch absolute. Gas quantities included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. Oil, condensate, and NGL reserves included herein are expressed in barrels (bbl) representing 42 United States gallons per barrel. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

DeGolyer and MacNaughton

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–l0(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated  only  to  the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data,  can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain,  regardless  of  whether  deterministic or  probabilistic  methods  are  used  for  the  estimation.  The  project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

DeGolyer and MacNaughton

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of  the  reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless  evidence  using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

DeGolyer and MacNaughton

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

Approach has represented that the oil and condensate prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements.    Approach  supplied differentials by field to a West Texas Intermediate reference price of $42.69 per barrel and the prices were held constant thereafter. The volume-weighted average oil and condensate price attributable to estimated proved reserves over the lives of the properties was $39.84 per barrel.

NGL Prices

Approach has represented that the NGL prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The volume-weighted average NGL price attributable to the estimated proved reserves over the lives of the properties was $14.12 per barrel.

Gas Prices

Approach has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials and British thermal units (Btu) values provided by Approach to the Henry Hub reference price of $2.47 per million Btu and held constant thereafter. The volume-weighted average gas price attributable to estimated proved reserves over the lives of the properties was $2.122 per thousand cubic feet.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for Texas, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates provided by Approach based on historical tax data.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Approach and based on current expenses, were used for the lives of the properties with no increases in the future based on inflation. In certain cases, future expenses, either higher or lower than current expenses, may have been used because of anticipated changes in operating conditions. Future capital expenditures were estimated using 2016 values provided by Approach and were not adjusted for inflation. Abandonment costs were provided by Approach.

DeGolyer and MacNaughton

Our estimates of the net proved reserves attributable to Approach’s interests in the evaluated properties were based on the definitions of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2016
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Fuel Gas (MMcf)	Sales Gas (MMcf)	Oil Equivalent (Mboe)
Permian Basin
Proved Developed	13,466	20,375	18,406	131,290	58,790
Proved Undeveloped	36,565	27,259	25,755	176,314	97,502
Total Permian Basin	50,031	47,634	44,161	307,604	156,293
East Texas Basin
Proved Developed	0	0	17	495	85
Proved Undeveloped	0	0	0	0	0
Total East Texas Basin	0	0	17	495	85
Total Proved	50,031	47,634	44,178	308,099	156,377

Note:Gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The estimated  future revenue  attributable to  Approach’s interests in  the proved reserves, as of December 31, 2016, of the properties evaluated is summarized as follows, expressed in thousands of dollars (M$):

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total
Future Gross Revenue, M$	1,095,137	9,096	2,215,418	3,319,551
Production and Ad Valorem Taxes, M$	88,656	664	173,508	262,828
Operating Expenses, M$	350,562	1,651	439,170	791,383
Capital and Abandonment Costs, M$	16,495	2,720	810,711	829,926
Future Net Revenue, M$	639,324	4,061	792,030	1,435,415
Present Worth at 10 Percent, M$	294,974	774	12,141	307,889

Note:Future income tax expenses were not taken into account in the preparation of these estimates.

DeGolyer and MacNaughton

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2016, estimated oil and gas reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–l0(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Approach. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Approach. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ Dennis W. Thompson
Dennis W. Thompson, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Dennis W. Thompson, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Approach dated February 7, 2017, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.

That I attended the Eastern New Mexico University, and that I graduated with a Bachelor of Science degree in Geology in the year 1973; that I earned a Master of Science degree in Petroleum Engineering from the University of Texas at Austin in 1975; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 37 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Dennis W. Thompson
Dennis W. Thompson, P.E.
Senior Vice President
[SEAL]	DeGolyer and MacNaughton